Himalaya Shipping Ltd. (HSHP) – Contemplated Private Placement of USD 17.5 million

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, HONG KONG, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, December 12, 2023

Himalaya Shipping Ltd. (NYSE and Euronext Expand: HSHP) (the “Company”) hereby announces a contemplated private placement (the “Private Placement”) of the NOK equivalent of USD 17.5 million in new shares (the “Offer Shares”), each with a par value of USD 1.00. The subscription price per Offer Share (the “Offer Price”), which will be denominated in NOK, and the final number of Offer Shares, will be set in accordance with directions from the Company’s board of directors (the “Board”) based on an accelerated bookbuilding process conducted by the managers.

The Offer Shares will upon delivery be recorded in Euronext Securities Oslo (“Euronext VPS”). No Offer Shares will be offered or sold to the public in the United States or in transactions on the New York Stock Exchange.

Proceeds from the offering will be used to fully finance the Company’s newbuilding program, and build working capital. The Company’s CEO, Herman Billung, states that "The Private Placement strengthens Himalaya’s balance sheet, and positions the Company to commence monthly dividend payments starting in Q1 2024, when 9 of the 12 ships have been delivered. All 12 newbuildings are scheduled to be delivered and in operation by July 2024.”

The bookbuilding period in the Private Placement (the “Bookbuilding Period”) commences today on 12 December 2023 at 22:00 (CET) and closes on 13 December 2023 at 08:00 hours (CET). The Company may, in its own discretion, extend or shorten the Bookbuilding Period at any time and for any reason. If the Bookbuilding Period is extended or shortened, any other dates referred to herein may be amended accordingly.

Drew Holdings Ltd. (“Drew”) has pre-committed to subscribe for the NOK equivalent of USD 4.5 million in Offer Shares at a price equal to the closing trading price of the Company’s shares on Euronext Expand. Drew is closely associated to Mr. Tor Olav Trøim, as Drew is wholly owned by Drew Trust, a trust established in Bermuda for the benefit of Mr. Trøim and his immediate family, and Drew controls approximately 32.6% of the shares of the Company. In addition, Bjørn Isaksen, director in the Company, and Herman Billung, contracted CEO of the Company, have pre-committed to subscribe for 50,000 and 4,000 Offer Shares respectively, at a price equal to the closing trading price of the Company’s shares on Euronext Expand. Further, the Company has received significant interest from a limited pre sound of the largest existing shareholders such that the Private Placement is fully covered based on indications of interest at the start of the Bookbuilding Period. In case of strong demand during the Bookbuilding Period, these investors’ may be scaled down.

The Private Placement will be directed towards Norwegian and international investors subject to and in compliance with applicable exemptions from relevant registration, filing and prospectus requirements, and subject to other applicable selling restrictions.

The conditional allocation of Offer Shares will be determined by the Board at its sole discretion, in consultation with the managers following the expiry of the Bookbuilding Period. Delivery of the Offer Shares allocated in the Private Placement is expected to be settled through a delivery versus payment ("DVP"), expected on or about 15 December 2023. The Offer Shares are expected to be pre-paid by the Managers, pursuant to a pre-payment arrangement, to facilitate prompt issue of the Offer Shares.

The completion of the Private Placement is subject to (i) all necessary corporate resolutions being validly made by the Company, including the approval by the Board, and the Board’s resolution to allocate and issue the Offer Shares, and (ii) the issuance of the Offer Shares in Euronext VPS having taken place (the “Conditions”). The Company and the managers reserve the right, at any time and for any reason, to cancel and/or modify the terms of the Private Placement without notice. Neither the managers nor the Company will be liable for any losses incurred by applicants if the Private Placement is cancelled or modified, irrespective of the reason for such cancellation or modification.

The Company has considered the Private Placement in light of the equal treatment obligations under the Norwegian Securities Trading Act and the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and the Board is of the opinion that the contemplated transaction is in compliance with these requirements and guidelines. The Board has concluded that offering of new shares in a private placement, on a price equal to the prevailing market price, and with limited dilution, at this time to be in the common interest of the Company and its shareholders.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange notice was published by Herman Billung, Contracted CEO, on the date and time as set out in the release.

Important note: This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws and may not be offered or sold in the United States or to U.S. persons unless such securities are registered under the U.S. Securities Act, or an exemption or exclusion from the registration requirements of the U.S. Securities Act is available.

Forward looking statements: This announcement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including a potential issuance of Offer Shares, the conditions to the Private Placement, the use of proceeds therefrom, expected timing of the Private Placement and other statements relating to the Private Placement, the expectation about positioning the Company for dividend payments in Q1 2024, statements about indications of interest and the book being covered based on indications of interest, and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties, and assumptions, including risks relating to the contemplated Private Placement, including conditions to completion of the Private Placement, risks related to the Private Placement, risk related to potential dividend payment, and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission, and in prospectus filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.